Novogen Announces Results of General Meeting of Shareholders

SYDNEY, Aug. 13, 2014 /PRNewswire/ -- Australia-US biotechnology company, Novogen Ltd. (ASX: NRT, NASDAQ: NVGN), an oncology and degenerative diseases drug development company, today announced the results of its General Meeting of Shareholders, which was held on August 12 in Sydney, Australia. A total of 28.3M shares were represented in person or by proxy at the meeting, during which the following resolutions were passed (95% in favor):

RESOLUTION 1. SUBSEQUENT APPROVAL OF ISSUE OF CONVERSION SHARES
"That for the purposes of Listing Rule 7.1 and for all other purposes, subsequent approval is given under Listing Rule 7.4 to the allotment and issue of the Conversion Shares as described in the Explanatory Statement."

RESOLUTION 2. APPROVAL OF ISSUE OF NEW SHARES AND ATTACHING WARRANTS
"That, for the purposes of Listing Rule 7.1 and section 50.1 of the Company's Constitution and for all other purposes, approval is given to the increase of the capital of the Company through the issue of up to 80 million New Shares and up to 80 million attaching Warrants in order for the Company to raise up to approximately $20 million on the terms described in the Explanatory Statement."

Graham Kelly PhD, Novogen Group CEO and Executive Chairman, said, "These two resolutions are about providing the Board with the capacity to raise the working capital Novogen needs to bring up to 3 drug candidates into the clinic. The approved resolutions now give the Board the flexibility to tailor capital-raisings to specific requirements according to when the capital is required and in response to market conditions."

"The first product we need to support is Cantrixil, the outcome of the Novogen-Yale joint venture company, CanTx Inc. We currently are making this product ready for the clinic with the aim of conducting a Phase 1 trial in women with late-stage ovarian cancer in the US by mid-2015."

"The second product is Trilexium, a drug candidate being developed for the treatment of neural cancers such as glioblastoma and other primary brain cancers in adults and children. This is part of a global initiative known as MINDTrx (Multi-Center Initiative for the Development of Trilexium), and is being prepared to enter a Phase 1 trial in patients with glioblastoma in Australia, again by mid-2015."

"Our anti-tropomyosin (ATM) drug program has progressed quicker than we had originally predicted and is presenting an exciting opportunity to move it into the clinic in 2015. Whereas the super-benzopyran drug candidates are exciting because they present for the first time a realistic opportunity to treat cancer in its formative stages, the ATM drug opportunity is about comprehensively destroying the cytoskeleton of the cancer cell to a degree not previously achieved, arguably delivering a potent cytotoxic effect across a range of common cancers. This will be the third drug to enter the clinic, with late-stage prostate cancer the targeted clinical indication," Kelly added.

Immediately following the General Meeting, an Open Briefing was held for shareholders and the general public outlining the Company's R&D, clinical and growth strategies. The Open Briefing was video recorded and will be available on the Company's website by close of business on Monday 18 August.

About Novogen Limited

Novogen is a public, Australian drug-development company whose shares trade on both the Australian Securities Exchange ('NRT') and NASDAQ ('NVGN'). The Novogen Group includes a New Haven CT-based joint venture company, CanTx Inc, with Yale University.

Novogen has two main drug technology platforms: super-benzopyrans (SBPs) and anti-tropomyosins (ATMs). SBP compounds have been created to have a uniform cytotoxic effect against both cancer stem cell and are being developed in the first instance for the treatment of ovarian cancer, neural cancers (glioblastoma, neuroblastoma) and prostate cancer. Cantrixil and Trilexium are SBP-based drugs. ATM compounds target the microfilament component of the cancer cell cytoskeleton and are being developed for the treatment of melanoma, neuroblastoma and prostate cancer with the rationale that a combined attack on both key components of the cytoskeleton (the microfilaments and the microtubules) delivers a comprehensive and permanent destruction of the cytoskeleton.

Further information is available on the Company's website, www.novogen.com.

For more information please contact:

Corporate Contact	Media enquiries
Executive Chairman & CEO	In the USA:
Novogen Group
Graham.Kelly@novogen.com	Lazar Partners
+61 (0) 2 9472 4100	Novogen@lazarpartners.com
+1 212-867-1762

Investors enquiries	In Australia:
In the USA:	Dr. Douglas Pretsell
Instinctif Partners
Lazar Partners	+61 (0) 3 9657 0706
Novogen@lazarpartners.com
+1 212-867-1762
In ROW:
Sue Charles
Instinctif Partners
+44 (0) 20 7457 2020

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